Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Fixed Charges:

Interest expense	$14,251	$15,341	$17,574	$16,888	$42,561	$9,840	$33,132
Plus: estimated interest component of rent expense	3,785	5,372	5,891	5,921	8,272	2,689	5,583
Capitalized interest	2,285	4,950	4,234	3,441	8,067	5,999	7,132

Total Fixed Charges:	$20,321	$25,664	$27,699	$26,250	$58,900	$18,528	$45,848

Earnings:

Income from continuing operations before income taxes	$377,358	$421,087	$507,855	$585,368	$412,837	$264,550	$196,194
Plus: Fixed charges	20,321	25,664	27,699	26,250	58,900	18,528	45,848
Less: capitalized interest	2,285	4,950	4,234	3,441	8,067	5,999	7,132

Total Earnings:	$395,394	$441,800	$531,320	$608,176	$463,671	$277,079	$234,910

Ratio of earnings to fixed charges	19.46	17.22	19.18	23.17	7.87	14.95	5.12